Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: August 3, 2022

Financial Results for 1Q of Fiscal Year Ending March 31, 2023 Aug 3, 2022 Monex Group DATABOOK TSE Prime: 8698

This is an English translation of Japanese presentation material prepared in connection with the disclosure of the financial results of Monex Group, Inc . It includes information derived from the consolidated financial statements of Monex Group, Inc . which are prepared in accordance with International Financial Reporting Standards (“IFRSs”) . This material is not intended to recommend, conduct solicitation for any product or service, etc . <Forward - looking Statements> This presentation material contains forward - looking statements that are based on our current expectations, assumptions, estimates and projections about our industry and us . These forward - looking statements are subject to various risks and uncertainties . Generally, these forward - looking statements can be identified by the use of terms such as "may" "will" "expect" "anticipate" "estimate" "plan" and other similar words . These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition and state other "forward - looking" information . Our operations are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in any forward - looking statement . © Monex Group, Inc. 1 Table of Contents P.1 I. Market & Transaction Data P.2 ~ P.6 II. Financial Data P.7 ~ P.23

I. Market & Transaction Data © Monex Group, Inc. 2

Market and Transaction Data (3) U.S., Crypto Asset, and Asia-Pacific Segment

MONEX GROUP

		FYE Mar. 2021				FYE Mar. 2022				FYE Mar. 2023
		1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
U.S. Segment – TradeStation Group										
Customers' Assets in Custody (*1)		723,418	825,182	955,641	1,144,240	1,262,119	1,254,015	1,413,790	1,463,980	1,263,405
Total accounts (*2)		117,947	125,315	131,431	145,887	156,961	162,751	173,837	183,403	189,127
DARTs	Equities	90,278	129,130	157,454	180,574	132,374	119,804	123,763	126,650	123,539
	Options	18,760	21,747	23,070	26,935	24,764	25,945	27,906	32,724	29,802
	Futures	77,044	67,683	57,975	67,402	55,380	56,384	61,922	77,271	73,608
VIX	VIX Close Average	34.50	25.81	25.62	23.20	18.00	18.29	19.27	25.37	27.35
Crypto Asset Segment (Coincheck)										
Customers' Assets in Custody		83,952	106,813	183,953	435,934	329,345	444,547	441,362	481,024	233,357
Number of verified		958,145	992,021	1,035,942	1,204,500	1,354,927	1,430,308	1,534,173	1,620,025	1,705,307
Customer distribution	Under 30	-	-	-	-	60%	60%	59%	59%	58%
	40s and 50s	-	-	-	-	35%	35%	36%	36%	37%
	Over 60	-	-	-	-	5%	5%	5%	5%	5%
Exchange Trading value (JPY 100million)		3,816	3,950	8,383	20,716	18,155	11,848	14,789	8,589	8,602
Market place Trading value (JPY 100million)		223	433	914	2,840	2,727	1,144	1,147	666	640
Asia-Pacific Segment - Monex Boom Securities+Monex Securities Australia										
Customers' Assets in Custody (*1) (*2)		152,436	167,542	190,299	215,365	227,952	211,544	220,788	215,315	210,447
Accounts with balances		15,599	17,286	18,387	20,935	21,502	21,931	22,138	22,384	22,829
DARTs		3,726	4,713	4,316	6,886	3,831	4,226	3,550	3,802	3,372

(*1) Customers' Assets in custody of TradeStation Group, Inc. and Asia-Pacific segment include the balance of foreign stocks and some deposits of each company.
(*2) The number of total accounts in 3Q and 4Q of FYE Mar. 2022 have been modified.

© Monex Group, Inc.

3

Market and Transaction Data (4) © Monex Group, Inc. 4 Number of Employees FYE Mar. 2021 FYE Mar. 2022 FYE Mar. 2023 1Q End 2Q End 3Q End 4Q End 1Q End 2Q End 3Q End 4Q End 1Q End Japan Segment 405 408 410 404 420 421 469 466 480 Monex Group, Inc. 51 49 46 46 42 44 47 45 46 Monex, Inc. 327 329 332 326 344 341 342 339 349 Others 27 30 32 32 34 36 80 82 85 U.S. Segment 493 495 511 525 585 673 714 749 777 Asia - Pacific Segment 53 53 51 53 53 50 54 53 53 Crypto Asset Segment 128 129 134 147 152 174 186 212 235 Total 1,079 1,085 1,106 1,129 1,210 1,318 1,423 1,480 1,545

II. Financial Data © Monex Group, Inc. 5

Quarterly financial results by segment (Reclassified) Crypto Asset Segment

(JPY million)

MONEX GROUP

	FYE Mar.2022				FYE Mar.2023
	1Q	2Q	3Q	4Q	1Q
Brokerage commissions	12	7	8	5	4
Stocks and ETFs	-	-	-	-	-
Options and Futures	-	-	-	-	-
Cryptocurrency	12	7	8	5	4
Underwriting and distribution commissions	-	-	-	-	-
Subscription and distribution commissions	-	-	-	-	-
Other commissions	459	565	323	116	254
Margin forex trades commissions (OTC)	-	-	-	-	-
Margin transaction management fee / transfer fee	-	-	-	-	-
Mutual funds agency commissions	-	-	-	-	-
Others	459	565	323	116	254
Net trading income	12,171	7,074	4,447	2,451	2,343
Financial income	-	-	-	-	-
Sales	-	132	237	581	591
Other operating income	98	-67	36	19	-
Total operating revenue	12,739	7,711	5,051	3,172	3,191
Financial expenses	1	1	1	-2	0
Cost of sales	-	14	23	13	29
Total operating revenue after deducting financial expenses and cost of sales	12,739	7,695	5,027	3,160	3,162
Selling, general and administrative expenses	3,752	2,934	3,910	4,313	2,682
The amount equivalent to operating income	8,987	4,761	1,118	-1,153	479
Other income	10	77	-1	54	11
Other expenses	1	7	1	-27	75
Quarterly profit before income taxes	8,996	4,831	1,116	-1,072	415
Income taxes	2,848	1,489	354	-528	148
Quarterly profit	6,148	3,341	762	-544	268

	FYE Mar.2022				FYE Mar.2023
	1Q	2Q	3Q	4Q	1Q
Transaction-related expenses	1,854	1,568	2,387	1,343	918
Commissions paid	270	169	214	102	113
Exchange and association dues	-	-	-	-	-
Communication, freight and information expenses	138	135	171	183	204
Advertising expenses	1,441	1,259	1,992	1,053	591
Others	5	5	10	6	10
Compensation and benefits	783	479	582	2,018	571
Rental and maintenance	5	6	6	6	11
Rental expenses	5	6	6	6	10
Maintenance expenses	-	0	0	0	1
Data processing and office supplies	176	181	186	160	244
Data processing	176	181	186	160	244
Office supplies	-	-	-	-	-
Amortization and depreciation	97	100	103	300	112
Taxes other than income taxes	128	69	26	14	16
Other operating expenses	711	531	621	471	811
Total selling, general and administrative expenses	3,752	2,934	3,910	4,313	2,682
Gain or loss on valuation of investments in securities	-	-	-	-	-
Gain or loss on sales of investments in securities	-	-	-	-	-
Dividends income	-	-	-	-	-
Loss on disposal on fixed assets	-	-	-	-	-
Change in Fair value of Contingent consideration	-	-	-	-	-
Equity in profits or losses of equity method investments	-	-	-	-	-
Impairment loss on non-financial assets	-	-	-	-	-
Others	9	70	-2	81	-64
Total of other income and expenses	9	70	-2	81	-64

© Monex Group, Inc.
6

Yearly financial results by segment (Reclassified) Crypto Asset Segment

(JPY million)

MONEX GROUP

	FYE Mar.2021	FYE Mar.2022	Variance	Change
Brokerage commissions	40	31	-10	-23.8%
Stocks and ETFs	-	-	-	-
Options and Futures	-	-	-	-
Cryptocurrency	40	31	-10	-23.8%
Underwriting and distribution commissions	-	-	-	-
Subscription and distribution commissions	-	-	-	-
Other commissions	812	1,463	651	80.1%
Margin forex trades commissions (OTC)	-	-	-	-
Margin transaction management fee / transfer fee	-	-	-	-
Mutual funds agency commissions	-	-	-	-
Others	812	1,463	651	80.1%
Net trading income	19,960	26,144	6,185	31.0%
Financial income	-	-	-	-
Sales	-	950	950	-
Other operating income	14	85	71	498.3%
Total operating revenue	20,826	28,673	7,847	37.7%
Financial expenses	5	1	-4	-76.1%
Cost of sales		51	51	-
Total operating revenue after deducting financial expenses	20,822	28,621	7,799	37.5%
Selling, general and administrative expenses	7,129	14,909	7,780	109.1%
The amount equivalent to operating income	13,693	13,712	20	0.1%
Other income	5	139	134	2,436.8%
Other expenses	3,831	-18	-3,849	-100.5%
Profit before income taxes	9,868	13,870	4,002	40.6%
Income taxes	3,398	4,163	765	22.5%
Profit	6,469	9,707	3,238	50.0%

	FYE Mar.2021	FYE Mar.2022	Variance	Change
Transaction-related expenses	2,878	7,151	4,274	148.5%
Commissions paid	485	755	269	55.5%
Exchange and association dues	-	-	-	-
Communication, freight and information expenses	322	627	304	94.3%
Advertising expenses	2,055	5,745	3,690	179.6%
Others	15	25	10	64.7%
Compensation and benefits	2,047	3,861	1,814	88.6%
Rental and maintenance	3	22	20	761.7%
Rental expenses	2	22	20	1,009.6%
Maintenance expenses	1	1	0	3.0%
Data processing and office supplies	328	703	375	114.1%
Data processing	328	703	375	114.1%
Office supplies	-	-	-	-
Amortization and depreciation	368	600	232	63.2%
Taxes other than income taxes	222	237	15	6.9%
Other operating expenses	1,284	2,333	1,049	81.7%
Total selling, general and administrative expenses	7,129	14,909	7,780	109.1%
Gain or loss on valuation of investments in securities	-	-	-	-
Gain or loss on sales of investments in securities	-	-	-	-
Dividends income	-	-	-	-
Loss on disposal on fixed assets	-	-	-	-
Change in Fair value of Contingent consideration	-3,788	-	3,788	-
Equity in profits or losses of equity method investments	-	-	-	-
Impairment loss on non-financial assets	-	-	-	-
Others	-37	157	194	-
Total of other income and expenses	-3,825	157	3,983	-

© Monex Group, Inc.

7

Disclaimer 8 About Coincheck Important Information About the Business Combination and Where to Find It In connection with the proposed business combination in connection with to the business combination agreement among Coincheck, Inc. (“Coincheck”), Coincheck Group B.V. (“CCG”), Thunder Bridge Capital Partners IV, Inc. (“THCP”) and others, CCG intends to file a registration statement on Form F - 4 that will include a preliminary proxy statement to be distributed to stockholders of THCP in connection with THCP’s solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission (“SEC”), THCP will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. CCG or THCP may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with THCP’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about CCG, Coincheck, THCP and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066. Participants in the Solicitation CCG, Coincheck and THCP and their respective directors and officers may be deemed participants in the solicitation of proxies of THCP’s stockholders in connection with the proposed business combination. THCP’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Coincheck and THCP at Coincheck’s website at corporate.coincheck.com, or in THCP’s registration statement on Form S - 1 filed on June 21, 2021, respectively. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to THCP’s stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination. Forward - Looking Statement This presentation includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, that reflects the current views with respect to, among other things, the future operations and financial performance of the Company, THCP, Coincheck and CCG. Forward - looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include, but not limited to, estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, THCP, Coincheck, or CCG after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. No assurance can be given that future developments affecting Company, THCP, Coincheck or CCG will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of the Company, CCG, THCP and Coincheck. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward - looking statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the stockholders of THCP or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Coincheck as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CCG to grow and manage growth profitably, maintain relationships with customers and business partners and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Coincheck may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by THCP or CCG. The Company cautions that the foregoing list of factors is not exhaustive. The recipient of this material should not place undue reliance upon any forward - looking statements, which speak only as of the date made. The Company, CCG, THCP and Coincheck undertake no commitment to update or revise the forward - looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. This material is an English translation of a Japanese announcement made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

© Monex Group, Inc. www.monexgroup.jp/